UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Thermoelastic Technologies, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

# 88362k 10 2

(CUSIP Number)

Mr. Kevin M. Murphy
Thermoelastic Technologies, Inc.
1109 7th Court
Fox Island, WA 98333
(253) 549-4336

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 23, 2002

(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: # 88362k 10 2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Mr. Kevin M. Murphy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [_]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

US

7	SOLE VOTING POWER

NUMBER OF SHARES 245,000,000

8	SHARED VOTING POWER 0

9	SOLE DISPOSITIVE POWER 245,000,000

10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

245,000,000 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51%

14	TYPE OF REPORTING PERSON*

IN

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.0001 per share (the "Issuer Common Stock"), of Thermoelastic Technologies, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is: 1109 7th Court, Fox Island, WA 98333.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Mr. Kevin M. Murphy, an individual (the "Reporting Person". The Reporting Person's principal occupation is that of director of Thermoelastic Technologies, Inc. The Reporting Person's address is: 1109 7th Court, Fox Island, WA 98333.

On December 10, 2002, the Issuer entered into an agreement with

ThermoElastic to purchase common stock of the Issuer. Mr. Kevin M. Murphy thus acquired 245,000,000 shares as a result of the transaction.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a resident of the United States.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 10, 2002, the Issuer entered into an agreement with Mr. Kevin

Murphy. Mr. Kevin M. Murphy thus acquired 245,000,000 shares as a result of the transaction.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person does not have any other plans which relate to or would result in any of the items listed herewith (although the Reporting Person reserves the right to develop such plans or proposals). From time to time the Reporting person may acquire additional shares of common stock of the Issuer or dispose of some or all of the shares of the Issuer's common stock that he owns.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns and has the sole power to vote and dispose of 245,000,000 shares of Issuer Common Stock, representing approximately 51% of the 481,912,414 shares of Issuer Common Stock outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On December 10, 2002, the Issuer entered into an agreement with Mr. Kevin Murphy. Mr. Kevin M. Murphy thus acquired 245,000,000 shares as a result of the transaction.

The Reporting Person is a Director of the Corporation and as such is bound by sales limitations imposed by the Securities Act of 1933.

There are no other contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statementis true, complete and correct.

December 26, 2002	/S/ Kevin M. Murphy
Kevin Murphy